UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 14, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Allotment of equity shares and continuation of warrants pursuant to the composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

July 14, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:

Allotment of equity shares and continuation of warrants pursuant to the composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

This refers to our earlier communication dated June 30, 2023 and July 1, 2023 regarding effectiveness of the Scheme and fixing July 13, 2023 as Record Date for determining the eligible equity shareholders of HDFC Limited who shall be allotted the equity shares of HDFC Bank (“New Equity Shares”) in accordance with the share exchange ratio i.e. i.e. 42 equity shares (credited as fully paid up) of face value of Re. 1/- (Rupee One) each of HDFC Bank for every 25 fully paid-up equity shares of face value of Rs. 2/- (Rupees Two) of HDFC Limited.

We wish to inform you that accordingly, today HDFC Bank has allotted 3,11,03,96,492 New Equity Shares of Rs. 1/- each of HDFC Bank in accordance with the share exchange ratio provided in the Scheme, to/for such eligible shareholders of HDFC Limited who were holding shares as on the Record Date. The said equity shares allotted shall be listed on the stock exchanges and shall rank pari passu in all respects with the existing equity shares of HDFC Bank.

Accordingly, the Paid-up Share Capital of the Bank will accordingly increase from Rs. 559,17,98,806 consisting of 559,17,98,806 equity shares of Re.1/- each to Rs. 753,75,69,464 consisting of 753,75,69,464 equity shares of Re.1/- each post cancellation of promoter holding of 1,16,46,25,834 equity shares.

Further in reference to our earlier communication mentioned above herein, wherein July 13, 2023 was fixed as the Record Date for continuation of Warrants of HDFC Limited in the name of HDFC Bank, HDFC Bank has approved continuation of 1,47,57,600 warrants issued by HDFC Limited in the name of HDFC Bank (as successor to the issuer HDFC Limited), under new ISIN, on the same terms and conditions (except for the conversion of warrant into equity shares which shall be as per share exchange ratio), in the name of the warrant holders as on the Record date.

Kindly take the same on your record.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary